July 27, 2011	Michael S. Caccese D 617.261.3133 F 617.261.3175 michael.caccese@klgates.com

VIA EMAIL

Mary A. Cole, Esquire Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	Man Long Short Fund File Nos.: 333-167629; 811-22430

Dear Ms. Cole:

    We have discussed with you the Staff’s comments on Post-Effective Amendment No. 1 to the registration statement, filed on Form N-2 on June 16, 2011 (the “Amendment”) for Man Long Short Fund (the “Fund”).  The Staff’s comments were received orally on July 18, 2011.  We respectfully submit this supplemental response letter on behalf of the Fund.

    We believe that the disclosure changes proposed and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund will seek effectiveness of the Amendment by July 29, 2011.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

    Defined terms have the same meanings as used by the Fund in the Amendment.

Prospectus

Comment: Fees and Expenses, Pages 19 and 20

1.	Please remove the cross reference in note (2) to the Fees and Expenses table.

Response: The requested change has been made.

2.	Please confirm the expense waiver is included in only the first year of the expense example numbers.

Mary A. Cole, Esquire
July 27, 2011

Response: The expense examples were calculated assuming fee waivers for a two-year period.  This resulted from the initial two-year term of the contractual fee waiver.  However, since the Fund has been in operation for a year, we have recalculated these expense examples to show expense examples assuming fee waivers for only one year.

Statement of Additional Information

Comment: Board of Trustees, Page 9

3.           Please note whether there is a lead Independent Trustee.

Response:  There is currently no lead Independent Trustee (non-interested trustee, as defined in the Investment Company Act of 1940, as amended) for the Fund.  The Board of Trustees reviews its structure from time to time and, among other considerations, considers whether to appoint a lead Independent Trustee.  We will clarify that a lead Independent Trustee has not been designated with relevant disclosure in the Fund's Statement of Additional Information.

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    Thank you for your attention to these matters.  If you have any questions, please contact the undersigned at (617) 261-3133, George Zornada at (617) 261-3231 or Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/ Michael S. Caccese

Michael S. Caccese